UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

COMMISSION FILE NUMBER 001-39081

BioNTech SE
(Translation of registrant’s name into English)

An der Goldgrube 12

D-55131 Mainz

Germany

+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On August 25, 2021, BioNTech SE (the “Company”) and Pfizer Inc. today announced the initiation of a supplemental Biologics License Application (sBLA) to the U.S. Food and Drug Administration (FDA) for the approval of a booster (third) dose of COMIRNATY® (COVID-19 vaccine, mRNA) to prevent COVID-19 in individuals 16 years of age and older. The companies intend to complete submission of the sBLA by the end of this week. The press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer

Date: August 25, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Initiate Rolling Submission of Supplemental Biologics License Application to U.S. FDA for Booster Dose of COMIRNATY® in Individuals 16 and Older.